

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2018

Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
Libanon Business Park
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

      Re: Sibanye Gold Limited
          Form 20-F for the Fiscal Year Ended December 31, 2017
          Filed March 30, 2018
          File No. 001-35785

Dear Mr. Keyter:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017 Filed March 30, 2018

Projects, page 41

1.   We note your disclosure of mineral resources for the Burnstone project. Please revise to remove the mineral resources from your filing as only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to Instruction 3 to paragraph (b) (5) of Industry Guide 7.

Reserves of Sibanye-Stillwater as of 31 December 2017, page 255

2.   We note your disclosure of a 4E PGM basket grade on page 261 and a 2E PGM basket grade on page 263. Please revise to provide average individual metal grades and contained metal associated with your 4E PGM and 2E PGM reserves. In the alternative provide additional detail with respect to the calculation of your basket grades such that

contained metals for each PGM in your mineral reserve can be determined.

3.   Please revise to include reserve modifying factors including the cut-off grades and recovery factors associated with your 4E PGM reserves on page 261 and the mineral pricing and recovery factors associated with your 2E PGM reserves on page 263. In your response clarify if your 4E PGM and 2E PGM reserves are reported as mill delivered tons or other.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining